                                                                    EXHIBIT 13.1

                          AUDITED FINANCIAL STATEMENTS

                            CREDIT DEPOT CORPORATION

                    Years ended June 30, 1997, 1996 and 1995
                      with Report of Independent Auditors

                            CREDIT DEPOT CORPORATION

                          AUDITED FINANCIAL STATEMENTS
                    YEARS ENDED JUNE 30, 1997, 1996 AND 1995

                                    CONTENTS

Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Credit Depot Corporation

     We have audited the accompanying consolidated balance sheets of Credit Depot Corporation and subsidiaries (the "Company") as of June 30, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Credit Depot Corporation and subsidiaries at June 30, 1997 and 1996 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 12, the Company has incurred significant recurring operating losses and significant operating cash flow deficiencies, has significant amounts of debt maturing within the next fiscal year, and has a significant accumulated deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in
Note 12. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

August 29, 1997



                                                  /s/ Ernst & Young, LLP

                            CREDIT DEPOT CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                                        JUNE 30,
                                                              ----------------------------
                                                                  1997            1996
                                                              ------------    ------------
                                          ASSETS
Loans receivable (Notes 2 and 4):
  Consumer, collateralized by real estate...................  $  5,517,002    $  6,958,903
  Allowance for credit losses...............................      (260,484)       (250,260)
                                                              ------------    ------------
Net loans receivable........................................     5,256,518       6,708,640
Cash........................................................     1,332,934       1,681,433
Cash subject to withdrawal restrictions (Note 7)............       203,318          25,887
Property and equipment (Note 2).............................       524,695         493,560
Real estate held for sale...................................        89,021          42,397
Other assets:
  Receivable due from related parties (net of a reserve of
     $200,000 and $-- for 1997 and 1996, respectively)......        17,398         222,209
  Prepaid expenses and other assets.........................       269,750         345,064
  Servicing asset (Note 5)..................................        77,007         193,038
  Interest-only strips receivable (Note 5)..................     7,268,930       1,317,075
  Accrued interest receivable...............................        35,503         113,577
  Deferred financing costs..................................     1,338,822         957,158
  Goodwill..................................................       910,825              --
                                                              ------------    ------------
          Total assets......................................  $ 17,324,721    $ 12,100,041
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Convertible notes (Note 7)..................................  $ 10,440,000    $  8,500,000
Warehouse line of credit (Note 7)...........................     3,356,386              --
Advance on interest-only strips receivable (Note 7).........     2,100,651              --
Other borrowings (Note 7)...................................       500,000       1,925,000
Accounts payable............................................       291,235          54,393
Accrued liabilities.........................................        85,340         329,322
Dividends payable...........................................       174,271         144,000
                                                              ------------    ------------
Total liabilities...........................................    16,947,883      10,952,715
Commitments (Note 9)
Stockholders' equity (Notes 3 and 11):
  Series "A" Preferred stock, $.001 par value; 2,000,000
     shares authorized, 315,000 and 320,000 shares issued at
     June 30, 1997 and 1996.................................           315             320
  Series "B" Preferred Stock, $.001 par value; 60,000 shares
     authorized, 16,740 shares issued at June 30, 1997......            17              --
  Common stock, $.001 par value; 15,000,000 shares
     authorized, 4,072,761 and 3,378,761 shares issued and
     outstanding at June 30, 1997 and 1996..................         4,073           3,379
  Additional paid-in capital................................    16,435,808      13,242,231
  Accumulated deficit.......................................   (16,063,375)    (12,098,604)
                                                              ------------    ------------
          Total stockholders' equity........................       376,838       1,147,326
                                                              ------------    ------------
          Total liabilities and stockholders' equity........  $ 17,324,721    $ 12,100,041
                                                              ============    ============

                            See accompanying notes.

                            CREDIT DEPOT CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEAR ENDED JUNE 30,
                                                      -----------------------------------------
                                                         1997           1996           1995
                                                      -----------    -----------    -----------
Revenues:
  Finance income and fees earned....................  $   756,847    $   640,390    $   566,648
  Gain on sale of receivables.......................    5,141,695      1,578,088        898,546
  Other.............................................       19,918         60,421        113,148
                                                      -----------    -----------    -----------
                                                        5,918,460      2,278,899      1,578,342
Expenses:
  Salaries and employee benefits....................    4,194,149      2,733,814      2,711,812
  Legal and professional fees.......................      525,333        288,012        347,041
  Other operating expenses..........................    2,893,121      1,980,443      1,828,387
  Provision for credit losses (Note 4)..............      225,231        185,000        534,899
  Interest expense and amortization of financing
     costs..........................................    1,443,625      1,206,450        947,141
                                                      -----------    -----------    -----------
                                                        9,281,459      6,393,719      6,369,280
                                                      -----------    -----------    -----------
Loss before provision for income taxes..............   (3,362,999)    (4,114,820)    (4,790,938)
Provision for income taxes (Note 8).................           --             --             --
Net loss............................................  $(3,362,999)   $(4,114,820)   $(4,790,938)
                                                      -----------    -----------    -----------
Preferred dividends.................................      601,772        415,677             --
                                                      -----------    -----------    -----------
Net loss attributable to common shareholders........  $(3,964,771)   $(4,530,497)   $(4,790,938)
                                                      ===========    ===========    ===========
Net loss per share of common stock (Note 2).........  $     (1.07)   $     (1.34)   $     (1.42)
                                                      ===========    ===========    ===========
Weighted average shares outstanding.................    3,701,574      3,378,761      3,380,386
                                                      ===========    ===========    ===========

                            See accompanying notes.

                            CREDIT DEPOT CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                      PREFERRED STOCK
                             ----------------------------------
                                SERIES "A"        SERIES "B"         COMMON STOCK      ADDITIONAL                       TOTAL
                             ----------------   ---------------   ------------------     PAID-IN     ACCUMULATED    STOCKHOLDERS'
                             SHARES    AMOUNT   SHARES   AMOUNT    SHARES     AMOUNT     CAPITAL       DEFICIT         EQUITY
                             -------   ------   ------   ------   ---------   ------   -----------   ------------   -------------
Balance at July 1, 1994....       --    $ --       --     $--     3,378,761   $3,379   $ 7,788,382   $(2,777,169)    $ 5,014,592
  Net loss.................       --      --       --      --            --      --             --    (4,790,938)     (4,790,938)
                             -------    ----    ------    ---     ---------   ------   -----------   ------------    -----------
Balance at June 30, 1995...       --      --       --      --     3,378,761    3,379     7,788,382    (7,568,107)        223,654
  Issuance of preferred
    stock..................  320,000     320       --      --            --      --      5,453,849            --       5,454,169
  Dividends declared on
    preferred stock........       --      --       --      --            --      --             --      (415,677)       (415,677)
  Net loss.................       --      --       --      --            --      --             --    (4,114,820)     (4,114,820)
                             -------    ----    ------    ---     ---------   ------   -----------   ------------    -----------
Balance at June 30, 1996...  320,000     320       --      --     3,378,761    3,379    13,242,231   (12,098,604)      1,147,326
  Issuance of preferred
    stock..................       --      --    16,740     17            --      --      1,412,266            --       1,412,283
  Dividends declared on
    preferred stock........       --      --       --      --            --      --             --      (601,772)       (601,772)
  Conversion of preferred
    stock..................   (5,000)     (5)      --      --        40,000       40           (35)           --              --
  Conversion of convertible
    loan participation.....       --      --       --      --       160,000      160       399,840            --         400,000
  Conversion of convertible
    debt...................       --      --       --      --       344,000      344       838,656            --         839,000
  Issuance of common
    stock..................       --      --       --      --       150,000      150       542,850            --         543,000
  Net loss.................       --      --       --      --            --      --             --    (3,362,999)     (3,362,999)
                             -------    ----    ------    ---     ---------   ------   -----------   ------------    -----------
Balance at June 30, 1997...  315,000    $315    16,740    $17     4,072,761   $4,073   $16,435,808   $(16,063,375)   $   376,838
                             =======    ====    ======    ===     =========   ======   ===========   ============    ===========

                            See accompanying notes.

                            CREDIT DEPOT CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED JUNE 30,
                                                   --------------------------------------------
                                                       1997            1996            1995
                                                   ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss.........................................  $ (3,362,999)   $ (4,114,820)   $ (4,790,938)
Adjustments to reconcile net loss to cash used in
  operating activities:
  Provision for credit losses....................       225,231         185,000         534,899
  Depreciation and amortization..................       393,983         672,673         401,184
  Changes in operating assets and liabilities:
     Cash subject to withdrawal restrictions.....      (177,431)        (25,887)             --
     Due from related parties....................       204,811         (22,515)       (171,846)
     Prepaid expenses and other..................        95,148          12,558         353,429
     Deferred financing costs....................      (600,964)        191,004        (759,050)
     Loans originated............................   (79,322,866)    (37,035,070)    (29,541,542)
     Loans repurchased...........................    (3,115,846)     (1,061,976)     (1,620,140)
     Deferred fee income.........................            --          (8,672)         (9,716)
     Servicing asset.............................       116,031         218,864         618,308
     Interest-only strips receivable.............    (5,951,855)     (1,317,075)             --
     Proceeds from loans sold -- servicing
       retained..................................            --              --       1,616,359
     Proceeds from loans sold -- servicing
       released..................................    82,263,716      32,827,220      26,064,652
     Principal collections on loans not sold.....     1,401,890       1,801,102       2,483,118
     Accounts payable and accrued liabilities....      (530,725)        (25,571)         11,992
                                                   ------------    ------------    ------------
Net cash used in operating activities............    (8,361,876)     (7,703,165)     (4,809,291)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment...............      (177,538)        (94,933)       (220,294)
Disposal of property and equipment...............            --          37,599              --
Purchase of assets and liabilities, net of cash
  received.......................................       (25,905)             --              --
                                                   ------------    ------------    ------------
Net cash used in investing activities............      (203,443)        (57,334)       (220,294)
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from preferred stock issuance.......     1,412,283       2,954,169              --
Dividends on preferred stock.....................      (427,500)       (415,677)             --
Proceeds from warehouse line of credit...........     3,356,386              --      25,511,084
Payments on warehouse line of credit.............            --              --     (26,632,640)
Proceeds from issuance of convertible notes......     2,800,000       7,570,000       5,550,000
Payment on issuance of convertible notes.........            --      (5,550,000)             --
Proceeds from other borrowings...................     2,100,651       3,250,000       1,300,000
Payment on other borrowings......................    (1,025,000)       (125,000)             --
                                                   ------------    ------------    ------------
Net cash provided by financing activities........     8,216,820       7,683,492       5,728,444
                                                   ------------    ------------    ------------
Net (decrease) increase in cash..................      (348,499)        (77,007)        698,859
Cash at beginning of period......................     1,681,433       1,758,440       1,059,581
                                                   ------------    ------------    ------------
Cash at end of period............................  $  1,332,934    $  1,681,433    $  1,758,440
                                                   ============    ============    ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for interest.........  $  1,194,232    $    654,877    $    680,556
                                                   ============    ============    ============
Conversion of loans receivable to real estate
  held for sale..................................  $    645,202    $    491,667    $    969,489
                                                   ============    ============    ============

                            See accompanying notes.

                            CREDIT DEPOT CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                 JUNE 30, 1997

1.  BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     Credit Depot Corporation ("CDC" or the "Company") was organized in August 1990 under the name of NBL Corporation. Concurrent with its formation, NBL was merged with the business of Equithrift, Inc. (the "Predecessor Company") and its name changed to Credit Depot Corporation. CDC expanded operations in the fiscal year ended June 30, 1994 ("Fiscal 1994") into South Carolina, North Carolina, Ohio, Florida and Tennessee through the creation of wholly owned subsidiaries. Prior to Fiscal 1994, the Company operated solely in Georgia. During the year ended June 30, 1996, CDC expanded operations into Missouri and Kentucky. During the year ended June 30, 1997, the Company expanded operations into Illinois, Michigan, Mississippi and Indiana and discontinued branch operations in Missouri and Kentucky. Reference herein to the "Company" includes CDC and its wholly owned subsidiaries.

     CDC is a mortgage finance company which provides residential first mortgage loans through its branch offices. The Company's borrowers are generally unable or unwilling to obtain financing from conventional lending sources due to an established pattern of credit weakness, unverifiable income, insufficient credit history, or a previous bankruptcy or insolvency. The Company is subject to competition from other financial institutions.

     On April 1, 1997, the Company acquired Cash Back Mortgage Corporation ("Cash Back") through a newly-organized wholly owned subsidiary of the Company, Cash Back Acquisition Corporation. Cash Back is a mortgage finance company which provides residential first mortgage loans generally to individuals in Ohio. The Company acquired substantially all of the assets and liabilities of Cash Back in exchange for 150,000 shares of common stock in the Company at the date of acquisition. An additional 600,000 shares of common stock in the Company are currently held in escrow for future distribution in accordance with the purchase agreement to the shareholders of Cash Back. Additional consideration is based solely on the achievement of various performance targets by Cash Back. The acquisition of Cash Back was accounted for as a purchase. The results of three months of operations of Cash Back are included in the consolidated financial statements. In conjunction with this transaction, goodwill of $910,825 was recorded. This amount is being amortized on a straight-line basis over 15 years. Goodwill is measured periodically for impairment and any impairment is recognized as a charge to current period earnings.

     During fiscal year 1997, the Company sold the majority of its loan production to a major loan securitizer for inclusion in asset securitizations.

     The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. All significant intercompany balances and transactions have been eliminated in consolidation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses and valuation of the interest-only strips receivable. In connection with the determination of the allowance for credit losses, management considers independent appraisals previously obtained for all properties while prepayment experience, both Company and industry, is used as the basis for estimating future prepayment rates in valuing the interest-only strips receivable. Additionally, the ultimate collectibility of the Company's loans receivable are susceptible to changes in market conditions.

                            CREDIT DEPOT CORPORATION

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     Interest income on loans receivable is recognized over the term of the loans using methods which generally result in level rates of return on principal amounts outstanding. Loans receivable are generally placed on nonaccrual status when full payment of principal or interest is in doubt.

     Gain on sale of receivables principally represents the present value of the differential between the interest rates charged by the Company and the interest rates passed on to the purchaser of the receivables, after considering the effects of estimated prepayments and in the case of loans sold with servicing retained, contractually specified servicing fees. Gains on the sale of loans receivable are recorded on the settlement date generally using the specific identification method. Gains on the sale of a portion of a loan are based on the relative fair market value of the loan portion sold as compared to that portion retained.

     Finance income includes servicing fees and interest income on loans retained by the Company. The servicing asset is carried at the lower of amortized cost or fair value. Interest-only strips receivable are carried at fair value.

     The fair value of the interest-only strip receivable is analyzed quarterly by the Company on a dissaggregated basis to determine whether prepayment and default experience has an impact on this fair value. Expected cash flows of the underlying loans sold are reviewed based upon current economic conditions and are revised as necessary using the original discount rate used in calculating the gain on sale. The interest-only strip receivable is classified as a trading security. Accordingly, unrealized gains and losses are recorded in income.

LOAN RECEIVABLES

     All loans receivable are considered to be held for sale and are carried at the lower of aggregate cost or market values. Market value is determined by outstanding commitments from investors or current investor yield requirements. There was no allowance for market losses on loans receivable held for sale at June 30, 1997 and 1996.

CREDIT LOSSES

     Provisions for credit losses are charged to income in amounts sufficient to maintain the allowance at a level considered adequate by management to absorb possible losses of principal and interest in the existing portfolio, based on calculations of the collectibility of loans receivable and prior credit loss experience. Loans receivable are charged against the allowance for credit losses, based on a loan-by-loan review, when management believes that the collectibility of the principal is unlikely. The Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the outstanding principal balance of the respective loans less the value of collateral obtained. The amount of collateral obtained is based on management's credit evaluation pursuant to the Company's lending and underwriting policies.

     While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Loans receivable are recorded on the balance sheet at an amount that approximates fair market value. The servicing asset is periodically evaluated for impairment and, as such, are recorded at values that approximate fair market value. Interest-only strips receivable are recorded at fair value. The carrying value of fixed rate debt is a reasonable estimate of fair value due to the relatively stable rate environment during the fiscal year and the time period in which the debt was originated.

                            CREDIT DEPOT CORPORATION

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of furniture and equipment (five years) or the term of the related lease.

     Property and equipment are as follows:

                                                                    JUNE 30,
                                                              ---------------------
                                                                 1997        1996
                                                              ----------   --------
Furniture and equipment.....................................  $1,138,407   $854,390
Leasehold improvements......................................      64,679     63,495
                                                              ----------   --------
                                                               1,203,086    917,885
Less accumulated depreciation and amortization..............     678,391    424,325
                                                              ----------   --------
                                                              $  524,695   $493,560
                                                              ==========   ========

INCOME TAXES

     The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

LOSS PER SHARE

     Loss per share amounts for all periods presented have been computed using the weighted average number of common and, when dilutive, common equivalent shares (stock options and warrants) outstanding.

RECLASSIFICATIONS

     Certain reclassifications of prior years' amounts have been made to conform to the current year presentation.

STOCK OPTIONS

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

RECENT ACCOUNTING PRONOUNCEMENTS

     During the year ended June 30, 1997, the Company adopted the requirements of FASB Statement No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This new standard requires application of a financial components approach that focuses on control and recognition of financial assets and liabilities upon execution of a transfer of such instruments. FASB Statement No. 125 is required to be applied to transfers of assets occurring after January 1, 1997. The effect of adopting the new standard was not material.

     In February 1997, the Financial Accounting Standards Board issued FASB Statement No. 128, "Earnings Per Share." This new standard establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock. FASB Statement No. 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15 and makes them

                            CREDIT DEPOT CORPORATION
comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS. It also requires dual presentation of basic and diluted EPS on the face of the statement of earnings for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the diluted EPS computation. FASB Statement No. 128 is effective for financial statements issued for periods ending after December 15, 1997, and earlier application is not permitted.

     In June 1997, the Financial Accounting Standards Board issued FASB Statement No. 130, "Reporting Comprehensive Income," which is effective for annual and interim periods ending after December 15, 1997. This statement requires that all items that are required to be recognized under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     In June 1997, the Financial Accounting Standards Board issued FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for annual and interim periods ending after December 15, 1997. This statement establishes standards for the method that public entities use to report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographical areas and major customers.

3.  COMMON STOCK TRANSACTIONS

     In June 1993, the market price of the Company's Common Stock attained the market price required to permit the Company to redeem the warrants issued as part of the initial public offering units at $.01. The warrant holders had the option of receiving $.01 per warrant or exercising the warrant to purchase common stock at $5.50 per share. Warrant holders converted 259,225 warrants at the $5.50 exercise price prior to June 30, 1993, net of expenses of approximately $145,000. In the first quarter of 1994, 539,475 additional warrants were exercised at the $5.50 option price, net of expenses of approximately $119,000. The remaining 6,300 warrants were redeemed by the Company.

     As partial consideration for successfully obtaining a $6,000,000 warehouse line of credit, the Company granted warrants to purchase 200,000 shares of common stock exercisable through May 31, 2003 at $9.00 per share to certain intermediaries. This warehouse line of credit matured on June 16, 1995 and was not renewed.

     As partial consideration related to obtaining a $3,000,000 financing arrangement discussed in Note 7, the Company granted warrants to purchase 201,389 shares of common stock exercisable through August 12, 2000 at $2.50 per share to an underwriter.

     As partial consideration for successfully obtaining $5,550,000 in convertible notes, as discussed in Note 7, the Company granted warrants to purchase 92,500 shares of common stock exercisable through January 25, 2000 at $7.25 per share to an investment banker.

     As partial consideration for successfully obtaining a $2,300,000 warehouse lending agreement, as discussed in Note 7, the Company granted warrants to purchase 920,000 shares of common stock exercisable through June 30, 2001 at $2.50 per share, subject to certain anit-dilution adjustments.

     As partial consideration for successfully obtaining a financing agreement with Greenwich Capital, as discussed in Note 7, the Company granted warrants to purchase 300,000 shares of common stock at a price of $5.25 per share exercisable at the option of the lender at any time on or prior to November 8, 2000.

     As partial consideration for successfully obtaining $6,400,000 in Series "A" Convertible Preferred Stock, as discussed in Note 7, the Company granted warrants to an underwriter to purchase up to 146,250 shares of common stock at a price of $2.50 per share, subject to certain anti-dilution adjustments, exercisable at the option of the underwriter at anytime on or prior to October 10, 1999.

                            CREDIT DEPOT CORPORATION

     As partial consideration for obtaining $9,000,000 in 10% convertible secured notes, as discussed in Note 7, the Company granted warrants to purchase 540,000 shares of common stock exercisable through August 12, 2000 at $2.50 per share, subject to certain anti-dilution adjustments, to the underwriter.

     As partial consideration for obtaining $1,674,000 in 11% Series "B" Convertible Redeemable Preferred stock, as discussed in Note 7, the Company granted warrants to purchase 669,600 shares of common stock exercisable through April 21, 2002 at $2.50 per share, subject to certain anti-dilution adjustments, to the underwriter.

     As partial consideration for obtaining two warehouse lines-of-credit totaling $550,000, as discussed in Note 6, the Company granted warrants to purchase 18,000 shares of common stock exercisable through March 25, 1999 at $3.25 per share to an agent.

     As partial consideration for services in connection with investor relations, the Company granted warrants to purchase 150,000 shares of common stock exercisable through November 1, 2001 at $2.50 per share.

     As partial consideration for consulting services, the Company granted warrants to purchase 40,000 and 35,000 shares of common stock exercisable through December 19, 1997 and January 15, 2001 at $5.25 and $4.00 per share, respectively.

4.  LOANS RECEIVABLE

     Prior to June 30, 1994, sales of loans were generally made with the provision that the Company would repurchase at the request of the investor any loan that becomes past due by over 90 days or in accordance with those circumstances which may occur from time to time as outlined in the respective sale agreements. Investors may not request or demand repurchase without cause as defined in the respective sale agreement. The balance subject to repurchase under these agreements included in the Company's servicing portfolio is $1,967,000. Loans sold during 1996 and 1997 to a major loan securitizer are subject to limited recourse provisions. At June 30, 1997, the aggregate balance of loans originated by the Company subject to limited repurchase provisions was approximately $82,483,000, of which none was past due over 90 days and subject to repurchase at the option of the investor. These loans were sold servicing released with an interest-only strip retained on the loans. At June 30, 1997 the Company's servicing portfolio totaled approximately $7,232,000 including approximately $5,205,000 of Company-owned loans receivable.

     It is the Company's experience that a substantial portion of the Company's loan portfolio generally is sold, repaid or foreclosed upon before contractual maturity dates. Additionally, the Company may extend the maturity of a loan receivable for past due payments.

     At June 30, 1997, there were loans receivable with an aggregate principal balance of approximately $379,000 for which the accrual of interest had been suspended. Borrowers with loans totaling approximately $626,965 were paying under a court-approved bankruptcy plan at June 30, 1997. Of this amount, 6 borrowers representing $203,418 aggregate principal balance were delinquent per the terms of the bankruptcy plan.

                            CREDIT DEPOT CORPORATION

     Changes in the allowance for credit losses were as follows:

Balance as of June 30, 1995.................................  $ 184,794
  Provision for credit losses...............................    185,000
  Charge-offs...............................................   (171,584)
  Recoveries................................................     52,050
                                                              ---------
Balance as of June 30, 1996.................................    250,260
  Provision for credit losses...............................    225,231
  Charge-offs...............................................   (235,657)
  Recoveries................................................     20,650
                                                              ---------
Balance as of June 30, 1997.................................  $ 260,484
                                                              =========

     The allowance for credit losses includes a provision for credit losses that may be incurred as a result of the obligation to repurchase certain loans sold. This reserve is included in the allowance for credit losses since it has been the Company's practice to repurchase loans sold to investors under continuing servicing agreements prior to foreclosure. The resulting gain or loss on the foreclosed property is recognized on the books of the Company.

5.  SERVICING ASSET AND INTEREST-ONLY STRIPS RECEIVABLE

     The servicing asset represents the unamortized balance of previously recognized servicing rights and excess servicing receivables This amount is amortized over the estimated lives of the underlying receivables sold. The carrying value of the servicing asset at June 30, 1997, 1996, and 1995 approximates fair value.

     The activity in the servicing asset is summarized as follows:

                                                           YEAR ENDED JUNE 30,
                                                    ----------------------------------
                                                      1997        1996         1995
                                                    --------    --------    ----------
Balance, beginning of year........................  $193,038    $411,902    $1,030,210
Additions from sales of loans receivable..........        --          --       257,321
Unscheduled amortization..........................   (81,421)   (118,765)     (605,118)
Scheduled amortization............................   (34,610)   (100,099)     (270,511)
                                                    --------    --------    ----------
Balance, end of year..............................  $ 77,007    $193,038    $  411,902
                                                    ========    ========    ==========

     The interest-only strips receivable represents the unamortized balance of the present value of the interest rate differential between the rate charged to the borrower and the contractual rate paid by the Company to the investor for the pool of loans after taking into consideration the Company's estimate for any early prepayments and bad debt expense resulting from the sale of loans servicing released. This amount is amortized in relation to the related cash flows over the estimated lives of the underlying receivables sold. Discount rates of 12% and 9% were used to compute the interest-only strips receivable at June 30, 1997 and 1996, respectively. The carrying value of the interest-only strips receivable at year-end approximates fair value.

     The activity in the interest-only strips receivable account is summarized as follows:

                                                                YEAR ENDED JUNE 30,
                                                             -------------------------
                                                                1997           1996
                                                             -----------    ----------
Balance, beginning of year.................................  $ 1,317,075    $       --
Additions from sales of loans receivable...................    7,162,973     1,384,843
Scheduled amortization.....................................   (1,211,118)      (67,768)
                                                             -----------    ----------
Balance, end of year.......................................  $ 7,268,930    $1,317,075
                                                             ===========    ==========

                            CREDIT DEPOT CORPORATION

     In fiscal 1997 and 1996, the Company recognized approximately $40,000 and $119,000, respectively, in expenses related to the write down of the servicing asset resulting from unanticipated prepayments. These prepayments are primarily a result of certain competitors targeting the higher interest rate loans serviced by the Company (and primarily originated subject to underwriting practices prior to fiscal 1994) and refinancing such loans at lower interest rates.

6.  MORTGAGE WAREHOUSE LINE-OF-CREDIT

     On June 11, 1997, the Company obtained a $3,000,000 mortgage warehouse line-of-credit from a mortgage warehouse lender. The Company utilizes this line-of-credit for the purpose of financing the origination of single family residential mortgage loans. This line bears interest at prime plus 2% payable monthly and the Company generally has an available borrowing base equivalent to the lesser of $3,000,000 or 95% of the original mortgage amount or the commitment price on the related take-out commitment of eligible mortgage loans as defined under the agreement. The maturity date of the line is the earlier of
(1) the 90th day after funding of each note or (2) the date on which funds are received from the take-out investor for purchase of the eligible mortgage loan securing such note. As of June 30, 1997, the outstanding balance was $2,806,386.

     On March 25, 1997 and March 31, 1997, the Company obtained warehouse lines-of-credit in the amounts of $450,000 and $100,000, respectively, from individuals. The Company utilitizes the lines-of-credit for the purpose of financing the origination of single family residential mortgage loans. The lines bear an interest rate of 12% and mature one year from the date of origination. In connection with this agreement, the Company issued warrants to purchase 15,000 shares of common stock at $3.25 exercisable at the option of the lenders at any time on or prior to March 25, 1999.

7.  CONVERTIBLE NOTES AND OTHER BORROWINGS

     On July 27, 1994 the Company completed a private placement offering of 8% notes due 2004, convertible into common shares of the Company at $5 per share. Interest on the notes is payable each July 1 and January 1. The gross proceeds of the offering totaled $5,550,000. Approximately $545,000 in expenses related to the offering were deferred and are being amortized over the term of the notes. The private placement resulted in net proceeds to the Company of approximately $5,005,000. The notes are subordinate to any warehouse lines-of-credit up to $50 million and the Company is required to comply with various restrictive covenants. During fiscal year 1996, all outstanding principal and interest due per the agreement was paid in full. One lender accepted a warehouse lending agreement in lieu of cash in the amount of $2,300,000. The borrowings, which accrue interest at the rate of 10% per annum payable quarterly, are secured by the underlying mortgage loans. The Company must provide loans to secure the promissory note in an amount equivalent to 110% of the principal amount of the note. In the event of a shortfall in collateral, the Company is required to pledge cash in a segregated account. At June 30, 1997 and 1996, the Company had pledged $203,318 and $25,887, respectively, in cash to secure the note. Such agreement expires on April 30, 2001. In addition, as discussed in Note 3, the Company has issued warrants to the lender for the purchase of up to 920,000 shares of the Company's $.001 par value common stock at a price of $2.50 per share exercisable at the option of the lender at any time on or prior to June 30, 2001.

     On June 16, 1995, the Company entered into an agreement for the placement of up to $3,000,000 in available borrowings to be used expressly for the purpose of originating and acquiring mortgage loans. In connection with this agreement, warrants to purchase 27,779 shares of common stock at $2.50 per share were issued to the lenders which are exercisable at the option of the lenders at any time on or prior to June 16, 1999. This agreement expired on June 16, 1997. During fiscal year 1996, $2,500,000 of the borrowings were converted into Series "A" 9% Non-voting Convertible Preferred Stock. At June 30, 1997 and 1996, $-0-and $500,000 was outstanding under this agreement. An additional $500,000 in borrowings was obtained through a similar agreement. These borrowings are convertible into 9% Convertible Preferred Stock at $2.50 per share.

                            CREDIT DEPOT CORPORATION

In connection with this agreement, warrants to purchase 100,000 shares of common stock at $2.50 per share were issued to the lender which are exercisable at the option of the lender at any time on or prior to February 22, 2000. The borrowings, which accrue interest at the rate of 10% per annum payable monthly, are secured by the underlying mortgage loans. The agreement contains a default interest of 16% which accrues to the extent such borrowings are not repaid on or prior to the maturity date. At June 30, 1997, $500,000 was outstanding under this agreement. Such agreement matures on February 22, 1998. The Company has pledged loans receivable as collateral related to these borrowings.

     In conjunction with a separate agreement with Greenwich Capital, dated February 1, 1995, the Company from time-to-time received advances from Greenwich Capital equivalent to 95% during fiscal year 1996 and 90% during fiscal year 1995 of the principal amount of mortgage loans associated with such advances. The Company pays interest to Greenwich at prime plus 1% and has the option to repurchase such mortgages, or repay such advances, within one year of the date of the advance. During 1996 and 1995, the Company was advanced approximately $7,628,000 and $10,600,000 in connection with this agreement. The maximum amount outstanding under such agreement during 1996 and 1995 was approximately $7,628,000 and $5,600,000. No amounts were outstanding at June 30, 1995 and the agreement had expired as of June 30, 1996. In connection with this agreement, as discussed in Note 3, the Company has issued warrants to the lender for the purchase of up to 300,000 shares of common stock at a price of $5.25 per share exercisable at the option of the lender at any time on or prior to November 8, 2000.

     On October 10, 1995, the Company issued 250 units at an offering price of $20,000 per unit, each unit consisting of 1,000 shares of Series "A" 9% Non-voting Convertible Preferred Stock and warrants to purchase 2,500 shares of common stock at $2.50 per share, subject to certain adjustments, in exchange for the conversion of $2,500,000 of other borrowings and $2,500,000 in cash. An additional 70 units of the preferred stock were issued for cash in the amount of $1,400,000. These warrants are exercisable at the option of the holder at any time on or prior to October 10, 1999. Dividends on the 9% Convertible Preferred Stock are cumulative from the date of issuance and payable on a quarterly basis commencing on December 31, 1995. Shares of the preferred stock, totaling an initial investment of $100,000 in preferred stock, were converted during the year ended June 30, 1997 into 40,000 shares of common stock at $2.50 per share.

     On January 18, 1996, the Company entered into an agreement to borrow $1,050,000 from a third party lender. The loan is collateralized by mortgage loans and bears interest at a rate of 12% per annum. The loan matured on February 18, 1997. At June 30, 1997 and 1996, there was $-0- and $925,000 outstanding under this agreement, respectively.

     On May 24, 1996, the Company commenced a $9,000,000 10% convertible secured note offering. The notes are partially secured by essentially all otherwise unpledged assets of the Company. The notes are convertible into 3,600,000 shares of common stock at an exercise price of $2.50 per share and impose limitations on the payments of dividends to common stockholders. In August 1996, the Company became fully subscribed to the maximum offering amount of $9,000,000. The notes mature on June 30, 2001. During 1997, $860,000 of the notes, net of were converted by the debt holders into 344,000 shares of common stock of the Company at $2.50 per share. This amount was netted against filing fees in the amount of $21,000.

     On November 12, 1996, the Company entered into an agreement with a major loan securitizer by where the Company receives advances on the interest-only strips receivable on the loans sold to be placed in securitizations, as discussed in Note 5. The lender has the right to offset all sums owed to them by the Company against the amounts owed by the Company under the loan sales agreement. The interest rate on the advances is the 30-day LIBOR plus 400 basis points. In the event of a default, the interest rate increases to the 30-day LIBOR plus 700 basis points. The 30-day LIBOR rate at June 30, 1997 was 5.69%. Each advance is repaid over a 36-month period from the day the loan sale commitment that it pertains to is filled. As of June 30, 1997, $2,100,651 was outstanding under this agreement.

                            CREDIT DEPOT CORPORATION

     On March 24, 1997, the Company issued 16,740 shares of Series "B" 11% Non-voting Convertible Redeemable Preferred Stock at an offering price of $100 per share and warrants to purchase 669,600 shares of common stock at $2.50 per share, subject to certain adjustments exercisable at the option of the stockholders at any time on or prior to April 12, 2000. Dividends on the 11% Convertible Redeemable Preferred Stock are cumulative from the date of issuance and payable on a quarterly basis commencing on July 1, 1997. Through July 1, 1998, dividends are payable, at the Company's option, either in cash or in shares of preferred stock valued at the lessor of (1) the conversion price per share or (2) the average closing bid price of the Company's common stock on the Nasdaq SmallCap Market for the twenty consecutive trading day period ending five days prior to the dividend record date. Thereafter, dividends are payable in cash. The Company has the right at any time more than 913 days after the final closing date to redeem for cash all or a portion of the outstanding shares of this preferred stock at the original purchase price of $100 per share plus all accrued and unpaid dividends.

     The aggregate maturities for long-term debt are as follows:

1998........................................................  $ 1,257,646
1999........................................................      757,646
2000........................................................      585,359
2001........................................................   10,440,000
2002 and thereafter.........................................           --
                                                              -----------
                                                              $13,040,651
                                                              ===========

8.  INCOME TAXES

     Income tax expense (benefit) differs from the amount computed by applying the graduated statutory federal income tax rates for the following reasons:

                                                            YEAR ENDED JUNE 30,
                                                  ---------------------------------------
                                                     1997          1996          1995
                                                  -----------   -----------   -----------
Income tax expense (benefit) at statutory
  federal income tax rate applied to income
  (loss) before income taxes....................  $(1,143,420)  $(1,540,369)  $(1,628,919)
State income tax, net of federal income tax
  benefit.......................................     (110,979)     (149,506)     (158,070)
Tax benefit not currently recognizable..........    1,254,399     1,689,875     1,786,989
                                                  -----------   -----------   -----------
                                                  $        --   $        --   $        --
                                                  ===========   ===========   ===========

                            CREDIT DEPOT CORPORATION

     Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax purposes. The primary sources of these differences are the differing methods utilized for recognition of gains associated with loan sales, accelerated tax depreciation, and the allowance for credit losses. Significant components of the Company's deferred tax liabilities and assets are as follows:

                                                                      JUNE 30,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Deferred tax liabilities:
  Interest-only strips receivable basis differences.........  $(2,711,000)  $  (491,000)
  Other, net................................................      (39,000)      (37,000)
                                                              -----------   -----------
          Total deferred tax liabilities....................   (2,750,000)     (528,000)
Deferred tax assets:
  Allowance for credit losses...............................       97,000        93,000
  Other reserves............................................       15,000        33,000
  Other, net................................................       71,000        62,000
  Net operating loss carryforwards -- state.................      876,000       672,000
  Net operating loss carryforwards -- Federal...............    5,475,000     4,200,000
                                                              -----------   -----------
          Total deferred tax assets.........................    6,534,000     5,060,000
Valuation allowance for deferred tax assets.................   (3,784,000)   (4,532,000)
                                                              -----------   -----------
Net deferred tax assets.....................................    2,750,000       528,000
                                                              -----------   -----------
Net deferred tax assets (liabilities).......................  $        --   $        --
                                                              ===========   ===========

     At June 30, 1997, the Company had net operating loss carryforwards for Federal and state income tax purposes available to offset future taxable income of approximately $14,600,000 expiring from 2009 through 2012.

9.  COMMITMENTS

     The Company leases space for its corporate and branch offices in Georgia, Indiana, Ohio, South Carolina, North Carolina, Kentucky, Missouri, Florida, and Tennessee. Future lease payments under all such operating lease agreements are as follows:

1998........................................................  $390,124
1999........................................................   324,228
2000........................................................   105,704
2001 and thereafter.........................................        --
                                                              --------
                                                              $838,056
                                                              ========

     Rental expense totaled $516,435, $480,779 and $353,185 for the years ended June 30, 1997, 1996 and 1995, respectively.

10.  OTHER RELATED PARTY TRANSACTIONS

     During the year ended June 30, 1996, the Company advanced $100,000 to a stockholder and director, due on September 15, 1996. On August 11, 1997, the maturity date was extended to August 20, 1998. The note bears interest at 8% and is payable at maturity. The borrower was not a director of the Company as of June 30, 1997. A reserve has been recorded for the advance in the full amount of the outstanding balance.

                            CREDIT DEPOT CORPORATION

     During the year ended June 30, 1995, the board approved an advance in the amount of $100,000 to a director. This loan bears interest at 11% and all interest and principal is due and payable on May 20, 1996. During the year ended June 30, 1996, the maturity date was extended to May 20, 1997. As of June 30, 1997, the advance remained outstanding. A reserve has been recorded for the advance in the full amount of the outstanding balance.

11.  STOCK OPTION PLAN

     In October 1990, the Company adopted the 1990 Stock Option Plan (the "1990 Plan") under which 250,000 shares of the Company's common stock are reserved for issuance, pursuant to which officers, directors and key employees are eligible to receive incentive and/or non-qualified stock options. In March 1992, the Company amended the 1990 Plan and increased the number of shares reserved from 250,000 to 400,000 shares.

     In January 1993, subject to stockholder approval which was obtained in May 1993, the Company adopted the 1993 Stock Option Plan (the "1993 Plan") under which 250,000 shares of the Company's common stock are reserved for issuance similar to the 1990 Plan. Subsequently, the Company has amended the 1993 Plan and increased the number of shares reserved to 1,200,000 shares. The 1990 Plan and the 1993 Plan (collectively, the "Plans") are administered by a committee of the Board of Directors. The option prices underlying all such agreements are based upon the fair value of the stock on the date of grant.

     On July 25, 1996, each option outstanding under the Plans, including options held by directors and executive officers of the Company, with an exercise price exceeding $4.00 was canceled and reissued with an exercise price equal to $3.50 per share, compared to the then current market price of $2.75 per share. Options to purchase 1,151,000 shares of common stock at exercise prices ranging from $4.25 to $10.00 per share, with a weighted average exercise price of $6.11 were repriced. All other terms and conditions of these options remained the same.

     In 1997, options for the purchase of 265,500 shares were granted to employees and directors of the Company at a per share price ranging from $2.75 to $4.00. In 1996, options for the purchase of 265,500 shares were granted to employees and directors of the Company at a per share price of $3.50 to $4.25. At June 30, 1997, there were a total of 1,357,000 options outstanding with exercise prices ranging from $2.75 to $8.00. No options were exercised during 1996 or 1997; however, 1,107,125 options outstanding are vested and exercisable at June 30, 1997.

     Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation", and has been determined as if the Company had accounted for its stock options under the fair value method of that Statement. The fair value in these options was estimated at the date of grant using the "minimum value" method allowed by the Statement. Pro forma net loss and net loss per share were $(3,858,651) and $(1.21) and $(4,582,052) and $(1.48) for the years ended June 30, 1997 and 1996, respectively. The weighted average fair value of options granted during the years ended June 30, 1997 and 1996 was $486,290 and $722,774.

     At June 30, 1997, 1,107,125 shares under the Plans had vested but had not been exercised.

                            CREDIT DEPOT CORPORATION

     The following table reflects changes in the stock options issued under the
Plans:

                                                                           APPROXIMATE
                                                                           PRICE RANGE
                                                               SHARES       PER SHARE
                                                              ---------    -----------
Options outstanding at July 1, 1994.........................    891,500       $4-10
  Granted...................................................    402,500        5
  Exercised.................................................         --       --
  Canceled..................................................    (84,500)       6-10
                                                              ---------       -----
Options outstanding at June 30, 1995........................  1,209,500        4-10
  Granted...................................................    194,000        4-6
  Exercised.................................................         --       --
  Canceled..................................................    (88,500)       5-7
                                                              ---------       -----
Options outstanding at June 30, 1996........................  1,315,000        4-8
  Granted...................................................    265,500        2-4
  Exercised.................................................         --       --
  Canceled..................................................   (223,500)       2-4
                                                              ---------       -----
Options outstanding at June 30, 1997........................  1,357,000       $2-8
                                                              =========       =====

12.  GOING CONCERN

     During the fiscal year ended June 30, 1997, the Company incurred losses of $3,362,999 compared to losses of $4,114,820 for the year ended June 30, 1996. In addition, as of June 30, 1997, the Company had an accumulated deficit of $16,063,375. Although the Company had modest earnings for its 1992 fiscal year, it has incurred losses during all of its other years since 1991. In view of its geographic expansion and the increased size of its corporate infrastructure in connection therewith, the Company has been unable to generate sufficient gain on sales of its mortgage loans in either individual sales, bulk sales or through securitization to provide sufficient revenues to achieve appropriate returns.

     The Company has experienced significant operating cash flow deficiencies over the past year. By its nature, the Company's business requires continual access to short-term and long-term sources of debt and equity capital. The Company's capital requirements arise principally from loan originations and loan repurchases, payments of operating and interest expenses, capital expenditures, and start-up expenses for new geographic markets. To date, in addition to the Company's capital raising efforts, the sources of liquidity have been (1) sales of the loans it originates and purchases into secondary markets, (2) borrowings under its mortgage warehouse line of credit secured by its loans, in most cases until such loans are sold and the lender can be repaid, (3) finance income and fees generated by the loan servicing portfolio, and (4) the conversion of the servicing asset and interest-only strips receivable into cash over the lives of the loans sold.

     The Company has approximately $1,260,000 in debt that will be due within the next twelve months. In addition, subsequent to June 30, 1997, the Company was not in compliance with a minimum net worth covenant under its warehouse lending arrangement with one of its warehouse lenders primarily as a result of recurring operating losses. Since waiver of this covenant has not been obtained, the right to use this line to finance originations and purchases of mortgage loans could be restricted or terminated at the option of the lender.

     The Company's net worth as of June 30, 1997 was $376,838. The Company has received notification from Nasdaq stating that the Company has failed to maintain a $1.00 minimum bid price on its common stock and

                            CREDIT DEPOT CORPORATION
also does not appear to meet the $2,000,000 minimum in net tangible assets necessary for continued listing on the Nasdaq Small Cap Market. The Company must respond by October 22, 1997 with a plan and schedule to bring the Company into compliance with these requirements. In the event the Company is not in compliance by October 22, 1997 or Nasdaq does not accept the Company's plan for achieving compliance, a formal notice of deficiency would be issued by Nasdaq specifying a delisting date for the Company's common stock.

     There can be no assurance that the Company will be able to obtain necessary financing or additional capital in the future or that the Company will continue to be listed on the Nasdaq Small Cap Market. To the extent that the Company experiences cash shortages in the future, it may be required to sell off mortgage loans on less favorable terms than it might otherwise be able to obtain. There can be no assurance that the Company will be able to obtain, on acceptable terms, additional funds under lines of credit, or otherwise, when needed, in which event the Company would be required to curtail its lending activities and could be unable to comply with the terms of covenants contained in the agreements relating to its outstanding indebtedness.

MANAGEMENT'S PLANS

     The Company is currently in the process of extending a conversion offer to the holders of the 10% convertible secured notes and the Series "A" 9% Non-voting Convertible Preferred Stock in order to enable the Company to raise additional capital to meet its operating expenses and to continue as a going concern. The Company does not have sufficient authorized common stock to permit it to issue the shares of common stock pursuant to the conversion offer. As a means of increasing the number of shares of authorized common stock available for issuance by the Company, the board of directors has approved, subject to stockholder approval, a proposal to amend the certificate of incorporation to effect a five-for-one reverse stock split. The board of directors believes that the reverse stock split, by decreasing the number of shares outstanding, should increase the bid price per common stock, and is necessary in order to permit the company to meet the requirements for continued listing on the Nasdaq Small Cap Market.

     In addition, the Company plans to execute a private placement up to $3,000,000 of Series "B" 11% Non-voting Convertible Redeemable Preferred Stock, convertible into common stock at $.40 per share. This offering, if executed, will serve to provide additional cash flow and improve the net worth of the Company. In connection therewith, the conversion price of the 16,740 currently outstanding shares of the Series "B" 11% Non-voting Convertible Redeemable Preferred Stock will also be adjusted to $.40 per share.

     There can be no assurances that the conversion offer or the private placement will be successful or that the successful completion of those actions will substantially improve the condition of the Company.